July 31, 2014

Securities and Exchange Commission

100 F Street, NE

Station Place

Washington, D.C. 20549

Re: Spirit of America Investment Fund, Inc.; 333-27925 and 811-08231

Dear Sir/Madam:

You will find enclosed herewith a copy of the Named Insured Endorsement which accompanies the Fidelity Bond for Spirit of America Investment Fund, Inc., pursuant to Regulation 270.17g-1 of the Regulations of the Commission issued under the Investment Company Act of 1940.

Also enclosed herewith is a copy of the Resolutions of the majority of the Board of Trustees who are not “interested persons” of the above-captioned Registrant approving the amount, type, form, and coverage of the Fidelity Bond now in effect for the Registrant.

The premiums for the Bond have been paid for the period from January 9, 2014 to January 9, 2015.

If you have any questions, please contact the undersigned.

Sincerely,

/s/ Allen Kaufman
Allen Kaufman
Director
Spirit of America Investment Fund, Inc.

Enclosures

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15R74127-14-N2	07/16/14	07/09/14
* ISSUED TO
SPIRIT OF AMERICA INVESTMENT FUND, INC

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

•	Spirit of America Real Estate Income & Growth Fund

•	Spirit of America Large Cap Value Fund

•	Spirit of America High Yield Tax Free Bond Fund

•	Spirit of America Income Fund

•	Spirit of America Income & Opportunity Fund

•	Spirit of America Energy Fund

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB010 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.	Page 1 of

Approval of Inclusion of Fund under Fidelity Bond and Directors & Officers/Errors & Omissions Policy

RESOLVED,	that the officers of the Company are authorized to make any amendments or other alterations required to include the Energy Fund as an insured party under the fidelity bond (the “Bond”) of the Company, in accordance with Rule 17g-1 under the 1940 Act, and to provide increased coverage as necessitated by the designation of the Energy Fund as a series of the Company; and

RESOLVED,	that the payment by the Energy Fund of its portion of the premium for the Bond be, and it hereby is, approved by the Board, including a majority of the Independent Directors, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of the Bond; the amount of the premium allocated among all parties named as insureds; and the extent to which the share of the premium that the Energy Fund would pay if it had provided and maintained a single insured bond; and

RESOLVED,	that the Secretary of the Company shall cause the Bond to be filed with the SEC and shall give notice required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and

RESOLVED,	that the officers of the Company are authorized to make any amendments or other alterations required to include Energy Fund as an insured party under a directors & officers/errors & omissions liability insurance policy (the “D&O/E&O Policy”) and to which directors and officers of the Company are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Company; and

RESOLVED,	that pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Directors and the Independent Directors separately hereby find that:

(1) The Energy Fund’s participation in the D&O/E&O Policy is in the best interests of the Company; and

(2) The proposed premium for the D&O/E&O Policy to be allocated to the Energy Fund for the policy period, based upon its proportionate share of the sum of the premiums that would have been paid if the insurance coverage were purchased separately by the insured parties, is fair and reasonable to the Energy Fund; and

RESOLVED,	that the officers of the Company be, and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Company or the Energy Fund and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.